UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2022 (Report No. 2)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.
(Translation of registrant’s name into English)

7 Vanderbilt
Irvine CA 92618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On September 19, 2022, G Medical Innovations Holdings Ltd. (the “Company”) filed a Report of Foreign Private Issuer on Form 6-K (the “Original Filing”) in connection with entering into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Sales Agent”) pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent as agent or principal, ordinary shares pursuant to the Company’s currently effective registration statement on Form F-3 (File No. 333-266090), the prospectus contained therein and the prospectus supplement filed with the Securities and Exchange Commission dated September 16, 2022. This Amendment No. 1 on Form 6-K amends the Company’s Original Filing to include Exhibits 5.1 and 23.1 which were inadvertently omitted from the Original Filing.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report is incorporated by reference into the registration statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
5.1	Opinion of Carey Olsen Singapore LLP.
23.1	Consent of Carey Olsen Singapore LLP, included in Exhibit 5.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: November 29, 2022	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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